THE BERWYN FUNDS
 [GRAPHIC OMITTED]                 BERWYN FUND
                               BERWYN INCOME FUND
                             BERWYN CORNERSTONE FUND
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                                                                 FILED VIA EDGAR
                                                                 ---------------



September 27, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:  The Berwyn Funds (the "Trust")
           File Nos. 811-04963; 33-14604

Ladies and Gentlemen:

      On behalf of the Trust, below are the Trust's responses to the comments received from your examiner, Ms. Linda Sterling, with respect to the Trust's preliminary proxy statement filed on September 13, 2007. The definitive proxy statement being filed today, September 27, 2007, incorporates the appropriate revisions.

      1. Consider adding risk language to the discussion in Q & A number 3 found on page 3 of the proxy materials.

            RESPONSE: A brief discussion of the associated risks of investing in large-capitalization companies has been added.

2. Please revise the third sentence in the "Voting Proxies" section to be clearer or possibly remove in its entirety.

            RESPONSE: The sentence referenced in your comment has been removed in its entirety. The disclosure found in the second paragraph of the "Required Vote" section, which you noted in your comments to be much clearer than the removed sentence, has been slightly modified to include language explaining that the named proxies will vote in their discretion any matters properly presented at the Special Meeting.


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            We acknowledge that:

o Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant's filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Please contact the undersigned at (513) 587-3406 with any questions or comments concerning this filing.


Very truly yours,

/s/ Wade Bridge

Wade Bridge, Assistant Secretary